[MarkWest Energy Partners, L..P. Letterhead]

June 21, 2007

VIA EDGAR AND FACSIMILE

H. Roger Schwall
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:
MarkWest Energy Partners, L.P.
Form S-3
Filed April 25, 2007
File No. 333-142358

Form 10-Q for the quarter ended March 31, 2007
Filed May 7, 2007
File No. 1-31239

Dear Mr. Schwall:

        Set forth below are the responses of MarkWest Energy Partners, L.P., a Delaware limited partnership (the "Partnership" or "we"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated May 18, 2007 and subsequent discussions with the Staff, with respect to the Partnership's Form S-3 initially filed with the Commission on April 25, 2007, File No. 333-142358 (the "Registration Statement") and Form 10-Q for the quarter ended March 31, 2007, initially filed with the commission on May 7, 2007, File No. 1-31239. This letter supplements our letter to the Staff dated May 31, 2007.

        For your convenience, each response is prefaced by the exact text of the Staff's corresponding comment in italicized text.

Form 10-Q

Disclosure Controls and Procedures, page 35

        1.     We note your statement that your disclosure controls and procedures were effective in ensuring that material information was accumulated and communicated to management. Please revise to state, if true, that the disclosure controls and procedures were effective in ensuring that information required to be disclosed in the reports that you file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management. Please also state, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms.

        Response:    We acknowledge the Staff's comment and we can confirm that, as indicated in the certifications in Exhibit 31 of our Form 10-Q for the quarter ended March 31, 2007, initially filed with the commission on May 7, 2007, File No. 1-31239, our Chief Executive Officer and Chief Financial Officer have evaluated the Partnership's disclosure controls and procedures as of March 31, 2007. Based on that evaluation, these officers have concluded that the Partnership's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Partnership in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to them in a manner that allows for timely decisions regarding required disclosures and are effective in ensuring that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

        We propose to provide the disclosure included below in our future filings to conform to this comment and Rule 13a-15(e) in lieu of filing an amendment to our Form 10-Q for the quarter ended March 31, 2007.

        "As indicated in the certifications in Exhibit 31 of this report, our Chief Executive Officer and Chief Financial Officer have evaluated the Partnership's disclosure controls and procedures as of June 30, 2007. Based on that evaluation, these officers have concluded that the Partnership's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Partnership in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to them in a manner that allows for timely decisions regarding required disclosures and are effective in ensuring that such information is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms."

        Should the Staff have any questions or comments, please contact the undersigned at David P. Oelman or Matthew Pacey of Vinson & Elkins L.L.P. at 713-758-2222.

Very truly yours,
MarkWest Energy Partners, L.P.
By:	/s/ ANDREW L. SCHROEDER Andrew L. Schroeder Vice President, Finance and Treasurer
cc:
D. Levy (Commission)
T. Levenberg (Commission)
David P. Oelman (Vinson & Elkins L.L.P.)